UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March, 2021

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) hereby furnishes the following documents in connection with an Extraordinary Meeting of Shareholders scheduled for April 6, 2021 at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel:

(1)	Notice and Proxy Statement; and

(2)	Proxy Card.

The Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement
99.2	Proxy Card

Exhibits 99.1 and 99.2 of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-239344) and its Registration Statement on Form F-3 (Registration No. 333-240189).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: March 4, 2021	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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